August 25, 2023

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698) -KraneShares Rockefeller Ocean Engagement ETF

Dear Ms. O’Neal:

This letter responds to your comments, discussed in our telephone conversation on June 12, 2023 regarding your review of Post-Effective Amendment No. 321 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares Rockefeller Ocean Engagement ETF (the “Fund”), a new series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.86%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.

**	Based on estimated amounts for the current fiscal year.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$88	$274

2.	In the Fund’s “Principal Investment Strategies” section, given the Fund’s name, please disclose that the Fund will invest at least 80% of its net assets in Ocean Related Companies (as defined in the prospectus).

RESPONSE: The Registrant has revised the Fund’s “Principal Investment Strategies” to state that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Ocean Related Companies (as defined in the prospectus).

3.	In the Fund’s “Principal Investment Strategies” section, please consider adding disclosure regarding the market capitalization range of companies that the Fund intends to invest in. If there is no such limit, please consider adding disclosure to indicate that there is no such limitation.

RESPONSE: The Registrant has revised the fourth paragraph of the “Principal Investment Strategies” section as follows:

Using proprietary, fundamental, bottom-up analysis of company-disclosed and third-party data, the Sub-Adviser ~~seeks~~will analyze each investment opportunity to identify Ocean Related Companies for investment by the Fund consistent with its principal investment strategies. Under normal circumstances, the Fund will invest in approximately 30 to 50 companies of any market capitalization, which may be domiciled in any country, including in emerging markets, and may operate in any industry or sector. Due to the Fund’s focus on Ocean Related Companies, the Fund expects to invest significantly in companies in the Industrials, Consumer Staples, Materials and Utilities sectors.

4.	In the Fund’s “Principal Investment Strategies” section, please clarify if all investments are screened to determine whether it is an “Ocean Related Company.”

RESPONSE: The Registrant has revised the fourth paragraph of the “Principal Investment Strategies” section as follows:

Using proprietary, fundamental, bottom-up analysis of company-disclosed and third-party data, the Sub-Adviser ~~seeks~~will analyze each investment opportunity to identify Ocean Related Companies for investment by the Fund consistent with its principal investment strategies. Under normal circumstances, the Fund will invest in approximately 30 to 50 companies of any market capitalization, which may be domiciled in any country, including in emerging markets, and may operate in any industry or sector. Due to the Fund’s focus on Ocean Related Companies, the Fund expects to invest significantly in companies in the Industrials, Consumer Staples, Materials and Utilities sectors.

5.	In the Fund’s “Principal Investment Strategies” section, in the third bullet in the second paragraph, please clarify what is meant by the term “a willingness to consider” in order to provide more objective criteria to qualify as an “Ocean Related Company.” For example, does this mean having a “clear engagement objective” as discussed in the third paragraph in the same section?

RESPONSE: The Registrant has revised the third bullet in the second paragraph of the “Principal Investment Strategies” section as follows:

(3) Ocean Improvers: companies whose activities are currently having a negative to neutral impact on oceans or ocean resources but who are taking, or have formally expressed to the Sub-Adviser ~~a willingness to consider~~they are considering taking, material steps towards enhancing sustainability initiatives and reducing the impact that their products or services have on oceans or ocean resources over time, in conjunction with the Sub-Adviser’s preliminary engagement objectives. The Fund anticipates that a majority of the Fund’s assets will be invested in Ocean Improvers.

6.	In Fund’s “Principal Investment Strategies” section, in the third paragraph, please consider clarifying how “Constructive Dialog” differs from “Official Letters” since these seem to be similar.

RESPONSE: The Registrant has revised the third paragraph of the “Principal Investment Strategies” as follows:

When engaging with Ocean Related Companies, the Sub-Adviser seeks to identify a clear engagement objective which it believes can have a positive impact on shareholder value and ocean sustainability improvements over time, and seeks to constructively engage with the company to achieve that objective by ~~following a four-stage approach~~utilizing any or all of the approaches outlined below:

●	Constructive Dialog – The Sub-Adviser initially and informally engages management teams, boards, subject matter experts, and investor relations offices to understand a company’s approach to managing ocean risks and opportunities and propose tailored ways they might improve performance to enhance long-term value.

●	Official Letters – The Sub-Adviser ~~may~~will send official ~~letters in order~~correspondence to formalize its previous requests of a company, to open communications while overcoming language barriers, and when engaging in “campaigns” that aim to reach a relatively large number of companies on a similar topic.

7.	In the Fund’s “Principal Investment Strategies” section, in the third paragraph, please clarify what is meant by the term “four-stage approach,” since the term suggests that all four steps are taken in every investment.

RESPONSE: The Registrant has revised the third paragraph of the “Principal Investment Strategies” as follows:

When engaging with Ocean Related Companies, the Sub-Adviser seeks to identify a clear engagement objective which it believes can have a positive impact on shareholder value and ocean sustainability improvements over time, and seeks to constructively engage with the company to achieve that objective by ~~following a four-stage approach~~utilizing any or all of the approaches outlined below:

8.	Please confirm that the market value (rather than the notional value) of derivatives will be used for the purposes of calculating the Fund’s adherence to its 80% policy as described in comment 2.

RESPONSE: When evaluating how to measure the impact of derivatives for purposes of its 80% policy, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this amount will be the mark-to-market value of the instrument. In other cases, however, the Fund may determine that the notional value is more indicative of the investment exposure of the Fund. Therefore, the Fund will not always use the market value of derivatives for purposes of calculating compliance with its 80% policy.

9.	Please revise the disclosure in the “Portfolio Managers” section of the “Fund Summary” to add the Fund’s inception month and year.

RESPONSE: No change was made in response to this comment. The “Portfolio Managers” section currently states that each Portfolio Manager has managed the Fund since its inception. The Registrant has considered the Staff’s comment but believes the language complies with Item 5(b) of Form N-1A, as the date of the inception year cannot be ascertained until the Fund commences operations.

10.	In the “Investment Limitations” section of the Statement of Additional Information, please confirm that the Fund will not ignore its investments in any underlying investment companies when determining the Fund’s compliance with its industry concentration policy and that the Fund will consider such investments in determining compliance with its industry concentration policy.

RESPONSE: The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry. In addition, the Registrant is not aware of any regulatory requirement to consider the holdings of underlying investment companies when determining compliance with its own industry concentration policy.

*          *          *          *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9473 or Stacy L. Fuller at (202) 778-9475.

Sincerely,

/s/ Franklin Na

Franklin Na

cc:	Jonathan Krane
Odette Gafner
James Maund
Jonathan Shelon
Krane Funds Advisors, LLC
Stacy L. Fuller
K&L Gates LLP

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